Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Office:+1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

February 11, 2022

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Eric McPhee

Wilson Lee

Ronald E. Alper

Maryse Mills-Apenteng

Re:	Kensington Capital Acquisition Corp. IV
Registration Statement on Form S-1
Filed on January 20, 2022
File No. 333-262266

Ladies and Gentlemen:

On behalf of our client, Kensington Capital Acquisition Corp. IV, a Cayman Islands exempted company (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in the letter dated February 11, 2022 addressed to the Company with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). In connection with such responses, we are concurrently submitting the Registration Statement electronically via EDGAR.

For ease of reference, each of the Staff’s comments is reproduced below in bold and italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Registration Statement on Form S-1 Filed on January 20, 2022

Cover Page

1.

We note your revised disclosure in response to comment 1. Where you describe the Class 2 warrants as different from a typical blank check company offering, please include a cross-reference, including the page number, to your discussion of the reasons for this structure.

The Company has revised the disclosure on the cover page of the prospectus as requested.

Summary

Manner of conducting redemptions, page 34

2.

You state that one reason for the structure of your offering is to maximize the cash available to you following the business combination. Please expand your discussion to address the possibility that the cash proceeds available to you could be severely reduced if shareholders redeem their Class A ordinary shares and forfeit the Class 2 warrants, such that you may not realize the benefit you describe of maximizing the cash available to you after the business combination. Further, please explain that warrant holders may elect not to exercise their warrants if the exercise price is higher than the price of the underlying shares, which could also negatively impact your cash position and prevent you from realizing the benefit you describe.

The Company has revised the disclosure beginning on pages 38 and 132 of the prospectus in response to the Staff’s comment.

3.

You state that a second reason for structuring the offering in the manner you have is to minimize dilution because it “may reduce the total number of warrants outstanding, as compared to a structure in which one unit consists of one share and one full warrant....” Please explain further how issuing two full warrants in this instance would minimize dilution as compared to a structure in which only one warrant were issued or revise your disclosure as applicable.

The Company has deleted the reference to structuring the offering to minimize dilution beginning on pages 38 and 132 of the prospectus in response to the Staff’s comment. The reference to minimizing dilution had been made to refer to minimizing dilution in the event of high redemptions relative to what dilution otherwise would have been in the Company’s proposed structure (not relative to an offering structure with one share and one (or a fraction of one) warrant).

Exhibits

Exhibit 5.1, page II-3

4.

We note the statement in Exhibit 5.1, the legal opinion, that an affiliate of a partner of Hughes Hubbard & Reed LLP owns limited liability company interests in the Sponsor. Please revise the registration statement to include disclosure, including risk factor disclosure, as appropriate, regarding this statement.

The Company has added a risk factor on page 93 of the prospectus and also calls the Staff’s attention to the language on page 218 of the prospectus under the caption “Legal Matters.”

5.

We note the statement in Exhibit 5.1 that the opinion “is furnished to you in connection with the filing of the Registration Statement and is not to be used, circulated, quoted or otherwise relied upon for any other purposes.” Please have counsel revise the legal opinion to remove this statement as purchasers of the securities in the offering are entitled to rely on the opinion.

The Company’s counsel has revised Exhibit 5.1 to remove the statement referred to in the comment.

* * * * *

If you have any questions in connection with the filing or this response letter, please contact the undersigned at (212) 837-6454.

Very truly yours,

/s/ Charles A. Samuelson

Charles A. Samuelson

cc:	Justin Mirro

Chairman and Chief Executive Officer

Kensington Capital Acquisition Corp. IV

David J. Goldschmidt, Gregg A. Noel

Skadden, Arps, Slate, Meagher & Flom LLP